Filed by Microsoft Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
The following presentation was used in connection with the “Microsoft Strategic Update” presented to financial analysts on February 4, 2008:

Driving Shareholder Value

Microsoft
Your potential. Our passion.™

Statements in this presentation that are "forward-looking statements" about Microsoft are based on current expectations and assumptions that are subject to risks and uncertainties. Additional information concerning factors that could cause results to differ materially from those discussed in any forward looking statements are contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of Microsoft's SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft's Investor Relations department at (800) 285-7772 or at Microsoft's Investor Relations website at http://www.microsoft.com/msft.

This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Yahoo! or Microsoft. Any registration statement on Form S-4, together with any related prospectus or proxy statement filed by Microsoft with the Securities and Exchange Commission will be available at no cost to Yahoo! shareholders at www.sec.gov. Yahoo! shareholders are encouraged to read any such documents when they become available.

This presentation includes forward-looking statements, including statements about our beliefs and expectations regarding the proposed business combination of Microsoft and Yahoo!, the potential costs and benefits of any such transaction and potential synergies of the proposed transaction, and actual results could differ materially. Additional information concerning factors that could cause actual results to differ materially from those projected in any forward-looking statements would be contained in a registration statement on Form S-4 and the related prospectus/proxy statement.

We undertake no duty to update any forward-looking statements in today's presentation.

Microsoft Strategy

Be the industry-leading innovator of software

...delivered through applications, hardware & online services

...spanning our four businesses

DESKTOP | ENTERPRISE | ONLINE | DEVICES


FOX MOVIES

Long Term Approach


60
50
40
30
20
10
51.1
Revenue
39.8
28.4
OI
19.7
16.6
8.9
FY02
FY05
FY07

Doubled profit, nearly doubled revenue in last five years

OI adjusted to exclude one-time charges

Our Business

	GROWTH*	KEY DRIVERS
CLIENT	20%	Windows Vista
MBD	20%	Office 2007, SharePoint, Exchange Unified Communications/Voice, BI Business Apps
SERVER & TOOLS	16%	SQL Server .NET
OSB	32%	Search & advertising Portal & communications
EDD	25%	Xbox consoles Xbox attach
EMERGING MARKETS	>25%	Sales force expansion Public sector Unlimited Potential
ENTERPRISE AGREEMENT BILLING	>20%	Specialists Enterprise selling, support, partner model Trustworthy Computing

*1H FY08 YoY growth, adjusted for Tech Guarantee

Announcing:

Release to Manufacturing

Windows Server 2008

Windows Vista
Service Pack 1

Growth Opportunities

- Windows through OEM
- Corporate Desktop Value
- Server Units
- Office: SMB & Consumer
- Online Advertising
- Xbox Attach
- Windows Mobile
- Other & Nascent

Investment Areas

		STRATEGIC INTENT
Windows through OEM	Windows R&D Windows Marketing	Next version innovation Consumer excitement
Corporate Desktop Value	Enterprise Search Enterprise Sales Force	Extend desktop value
Server Units	Virtualization Security & Management HPC & Web Server	Democratize virtualization Drive share in key workloads
Office SMB & Consumer	Office Live Dynamics CRM	Address SMB IT, S&M needs Expand Office to the Web
Online Ads	Web Search Ad Platform	Getting R&D, brand to scale
Xbox Attach	International Markets Xbox Live	Address global demand
Windows Mobile	Mobile Services & Platform Mobile Marketing	Expand offer breadth, depth Drive awareness, unit sales

Investment Areas
Other & Nascent

		STRATEGIC INTENT
Healthcare, Education		Expand footprint in key verticals
Zune		Drive market share Deliver software platform
Surface		Scale commercial sales Extend to consumer market
Geo-specific: Sales force & product differentiation		Emerging market growth Drive premium mix
Cloud Platform		Commercialize efforts

Investment Areas

Software+Services

	OFFER	BUSINESS MODEL
Windows	Windows Live	Adds advertising
Corporate Desktop Value	Microsoft Online	Adds subscriptions
Server Units	Cloud Platform	Adds subscriptions
Office SMB & Consumer	Office Live Dynamics Live	Adds subscriptions, advertising
Online Ads	Live Search, portal, adCenter	Advertising
Xbox Attach	Xbox Live	Adds subscriptions, transactions
Windows Mobile	Windows Live Mobile	Adds advertising
Other	Zune, Mediaroom	Adds subscriptions, transactions

YAHOO!

Synergies & Value Creation


EXPANDED R&D CAPACITY
EMERGING USER EXPERIENCE
OPERATIONAL EFFICIENCIES
SCALE ECONOMICS

YAHOO!

Transaction Summary

- $44.6 Billion
- $31 per share
  - $31 cash, or
  - 0.9509 of Microsoft share
  - Shareholder election subject to 50/50 proration
- Targeted to close in 2nd half of CY'08
- 62% premium to Yahoo! closing price on 1/31/08
- $1 billion in synergies
- Microsoft EPS impact breakeven or better in second full fiscal year post closing*

* Excluding purchase accounting and one time costs

FY09 Early Outlook

- Revenue – Economic backdrop
  - US (38%)
  - Mature markets (48%)
  - Emerging markets (14%)
- COGS – Investment in services infrastructure
- Operating costs



Windows through OEM
Corporate Desktop Value
Server Units
Office: SMB & Consumer
Online Advertising
Xbox Attach
Windows Mobile
Other & Nascent

Summary

Investing for Growth

Long-Term Approach

Strategy Aligned with Shareholder Value

EXECUTIVE DISCUSSION

Reconciliation of differences between GAAP and non-GAAP financial measures: operating income

$ in millions

	Twelve Months Ended		
	6/30/2007	6/30/2005	6/30/2002
GAAP Operating Income	$18,524	$14,561	$8,272
Add back			
Legal charges	154	2,060	660
Xbox 360 warranty charges	1,057		
Operating Income, adjusted for items above	**$19,735**	**$16,621**	**$8,932**

The non-GAAP measures provided above, which remove charges from the most directly comparable GAAP measures are included as an additional clarifying item to aid readers of the financial statements in further understanding the Company's third quarter performance and the impact that certain items and events had on the financial results. The non-GAAP financial measures provided above should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

Reconciliation of differences between GAAP and non-GAAP financial measures: Client and MBD revenue

$ in millions

	Six Months Ended		
	12/31/2007	12/31/2006	Y/Y
GAAP Client Revenue	$8,473	$5,893	44%
Add back			
Technology guarantee & pre-shipments		1,182	
Revenue, adjusted for items above	**$8,473**	**$7,075**	**20%**

	Six Months Ended		
	12/31/2007	12/31/2006	Y/Y
GAAP MBD Revenue	$8,922	$6,941	29%
Add back			
Technology guarantee & pre-shipments		500	
Revenue, adjusted for items above	**$8,922**	**$7,441**	**20%**

The non-GAAP measures provided above, which remove the technology guarantee and pre-shipments from the most directly comparable GAAP measures are included as an additional clarifying item to aid readers of the financial statements in further understanding the Company's third quarter performance and the impact that certain items and events had on the financial results. The non-GAAP financial measures provided above should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.